EXHIBIT 12

AMERICAN INTERNATIONAL GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Nine Months		Three Months
	Ended September 30,		Ended September 30,

	2001	2000	2001	2000

Income before income taxes, minority interest and cumulative effect of accounting changes	$5,422	$7,327	$617	$2,598
Less — Equity income (loss) of less than 50% owned persons	24	5	13	6
Add — Dividends from less than 50% owned persons	1	2	—	1

	5,399	7,324	604	2,593
Add —
Fixed charges	3,155	2,843	1,063	1,104
Less —
Capitalized interest	56	47	24	18

Income before income taxes, minority interest, cumulative effect of accounting changes and fixed charges	$8,498	$10,120	$1,643	$3,679

Fixed charges:
Interest costs	$3,046	$2,732	$1,027	$1,067
Rent expense*	109	111	36	37

Total fixed charges	$3,155	$2,843	$1,063	$1,104

Ratio of earnings to fixed charges**	2.69	3.56	1.55	3.33

*	The proportion deemed representative of the interest factor.

**	Income before income taxes, minority interest and cumulative effect of accounting changes with respect to nine and three months ended September 30, 2001 were materially impacted by WTC and related losses and acquisition, restructuring and related charges. Thus, the ratio of earnings to fixed charges has been adversely impacted. The pro forma ratios of earnings to fixed charges for the nine and three months ended September 30, 2001 which exclude such losses and charges from income before income taxes, minority interest and cumulative effect of accounting changes are 3.62 and 3.67, respectively.

      The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 1.70 and 4.98 for the third quarter and 3.75 and 5.05 for the first nine months of 2001 and 2000, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.